August 19, 2024

David McAtee II
Senior Executive Vice President and General Counsel
AT&T INC.
208 S. Akard St.
Dallas, TX 75202

        Re: AT&T INC.
            Form 8-K
            Filed July 12, 2024
            File No. 001-08610
Dear David McAtee II:

       We have completed our review of your filing. Please note that:

      our decision not to issue additional comments should not be interpreted to mean that the
    Commission staff or the Commission either agree or disagree with, or are opining on the legality of, your disclosure or responses, conclusions, or positions you have taken. Specifically we note that, despite your conclusion that you did not believe that there was any material impact or reasonably likely material impact as a result of the incident, your response states
    that    the Company concluded that, particularly with the reputational and customer perception
    risks associated with the incident, information about the incident would significantly alter the total mix of information made available and that there was a substantial likelihood that a reasonable shareholder would consider information about the incident to be important in
    making a voting or investment decision.    We again call your attention to
the Commission   s
    statement in the adopting release that Item 1.05   s inclusion of
financial condition and results
    of operations    is not exclusive; companies should consider qualitative
factors alongside
    quantitative factors in assessing the material impact of an incident. For example, consider impacts on customer relationships, competitiveness, and potential reputational harm related to
    the cybersecurity incident.    It appears inconsistent to conclude that an
incident is material
    because of    reputational and customer perception risks associated with
the incident    but that
    the incident has not had, and is not reasonably likely to have, any material impacts on the
    company, including with respect to the company   s reputation and customer
perception;
      the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff;
    and
      the completion of our review does not foreclose the Commission from taking any action with
    respect to the filing, the company, or the company   s practices.
 August 19, 2024
Page 2



                            Sincerely,

                            Division of Corporation Finance
                            Office of Life Sciences
cc:   Thomas J. Kim, Esq.